UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported):  February 7, 2008

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

| 0-25464 | 54-1387365 |
|---|---|
| (Commission File Number) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐      Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐      Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐      Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐      Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 2.02. Results of Operations and Financial Condition.**

On February 7, 2008, Dollar Tree Stores, Inc. issued a press release regarding its fiscal fourth quarter 2007 sales results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in this item, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

**Item 7.01. Regulation FD Disclosure.**

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

**Item 9.01. Financial Statements and Exhibits.**

(c)      Exhibits.

99.1      Press Release dated February 7, 2008, issued by Dollar Tree Stores, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

**DOLLAR TREE STORES, INC.**

Date:  February 7, 2008                                      By:       /s/ Kathleen Mallas
                                                                              Kathleen Mallas
                                                                              Vice President - Controller

EXHIBITS

Exhibit 99.1 - Press release dated February 7, 2008, issued by Dollar Tree Stores, Inc.

**Exhibit 99.1**

**Dollar Tree Reports Fourth Quarter 2007 Sales of $1.30 Billion,**
**Record Annual Sales of $4.24 Billion for Fiscal 2007,**
**And Re-Affirms previous earnings guidance for the quarter and full year**

CHESAPEAKE, Va. – February 7, 2008 – Dollar Tree Stores, Inc. (NASDAQ: DLTR), the nation's largest $1.00 discount variety store chain, reported total sales for its fiscal fourth quarter 2007 of $1.30 billion. Total sales increased 5.0% from sales of $1.24 billion in the comparable 13-weeks of the fourth quarter last year, and comparable-store sales decreased 0.8%.  Total sales for the 14-week fourth quarter last year were $1.32 billion.  As previously reported, last year's fourth quarter included 14 weeks of sales, commensurate with the 53-week retail calendar.

"Sales for the fourth quarter reflect continuing pressure on the consumer from a generally challenging economic enviroment," said Bob Sasser, President and CEO. "Customers know the extreme values that we offer at Dollar Tree and while business improved in the latter part of the quarter, for the quarter overall an increase in our averange transaction was more than offset by reduced traffic.  Our stores transitioned quickly from Christmas to Valentine's Day, and we are ready for the early spring business with a mix of exciting seasonal merchandise and high value basics."

The company has reaffirmed that earnings forecast for the quarter and year continue to be in the range of previous guidance, $0.99 to $1.06 and $2.06 to $2.13, respectively, largerly attributable to continued improvement in merchandise margin.

For the full year 2007, sales were a record $4.24 billion, an 8.6% year-over-year increase from the $3.90 billion in the comparable 52-weeks of fiscal 2006. Total sales for the 53-week fiscal 2006 were $3.97 billion.  Comparable-store sales increased 2.7% for the full year 2007 versus the comparable 52 weeks last year.

The Company will release its fourth quarter earnings results on Wednesday, February 27, 2008.  The Company will also host a conference call at 9:00 a.m. EST that day, to discuss the results in detail, and provide insights into its plans for 2008.  The telephone number for the call is 800-811-0667.  A recorded version of the call will be available until midnight Wednesday, March 5, and may be accessed by dialing 888-203-1112, and the pass code is 4253255.  International callers may dial 719-457-0820 and the pass code is 4253255.  A webcast of the call will be accessible through Dollar Tree's website, www.DollarTree.com/medialist.cfm.

Dollar Tree operated 3,411 stores in 48 states as of February 2, 2008, compared to 3,219 stores one year ago.  During the fourth fiscal quarter of 2007, the Company opened 27 stores, closed 17 stores, and expanded or relocated 9 stores.  For the year, the Company opened 240 stores, closed 48 stores and expanded or relocated 102 stores.  The Company's retail selling square footage totaled approximately 28.4 million at February 2, 2008, an 8.0% increase compared to a year ago.  The Company also operates a coast-to-coast logistics network of nine distribution centers.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:  This press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, outlook, or estimate.  For example, our forward-looking statements include statements regarding expectations about fourth quarter and full year results.  For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed April 4, 2007 and our Quarterly Report on Form 10-Q filed December 13, 2007.  In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.  We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:  Dollar Tree Stores, Inc., Chesapeake
Timothy J. Reid
757-321-5284
www.DollarTree.com

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